Jefferies & Company, Inc. 520 Madison Avenue New York, NY 10022 www.jefferies.com

July 25, 2012

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attention: Mr. Adam F. Turk

Re:	AmREIT, Inc.

Registration Statement on Form S-11 (File No. 333-175663)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of AmREIT, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on July 26, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of copies of the preliminary prospectus dated July 16, 2012, through the date hereof:

1,689 copies to prospective underwriters, institutional investors, dealers and others.

We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

JEFFERIES & COMPANY, INC.

As Representative of the several Underwriters

BY:	JEFFERIES & COMPANY, INC.

By:	/s/ Michael Judlowe
Name:	Michael Judlowe
Title:	Managing Director – Equity Capital Markets

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